                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                                (Rule 13d-[102])

                 Information To Be Included in Statements Filed
                   Pursuant to Rules 13d-1(b)(c), and (d) and
                  Amendments Thereto Filed Pursuant to 13d-2(b)
                           (Amendment No. __________)(1)


                       DISPATCH MANAGEMENT SERVICES CORP.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   254927 10 6
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                October 31, 2000
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

/X/  Rule 13d-1(b)
/ /  Rule 13d-1(c)
/ /  Rule 13d-1(d)

----------------------

(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               Page 1 of 13 Pages

                                                              Page 2 of 13 Pages

                                  SCHEDULE 13G

CUSIP No.   254927 10 6
           --------------

1     NAME OF REPORTING PERSON
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

      Cantor Fitzgerald & Co.

--------------------------------------------------------------------------------

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) / /
                                                                        (b) / /

--------------------------------------------------------------------------------

3     SEC USE ONLY

--------------------------------------------------------------------------------

4     CITIZENSHIP OR PLACE OF ORGANIZATION

      New York

--------------------------------------------------------------------------------

                           5   SOLE VOTING POWER
   NUMBER OF                   0
     SHARES
                           -----------------------------------------------------
  BENEFICIALLY             6   SHARED VOTING POWER
    OWNED BY                   1,548,000 shares of Common Stock
      EACH
                           -----------------------------------------------------
    REPORTING              7   SOLE DISPOSITIVE POWER
     PERSON                    0
      WITH
                           -----------------------------------------------------

                           8   SHARED DISPOSITIVE POWER
                               1,548,000 shares of Common Stock

--------------------------------------------------------------------------------

9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      1,548,000 shares of Common Stock

--------------------------------------------------------------------------------

10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* / /

--------------------------------------------------------------------------------

11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

      12.2%

--------------------------------------------------------------------------------

12    TYPE OF REPORTING PERSON*

      PN

--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                              Page 3 of 13 Pages

                                  SCHEDULE 13G

CUSIP No.   254927 10 6
           --------------


1     NAME OF REPORTING PERSON
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

      Cantor Fitzgerald Securities

--------------------------------------------------------------------------------

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) / /
                                                                        (b) / /

--------------------------------------------------------------------------------

3     SEC USE ONLY

--------------------------------------------------------------------------------

4     CITIZENSHIP OR PLACE OF ORGANIZATION

      New York

--------------------------------------------------------------------------------

                           5   SOLE VOTING POWER
   NUMBER OF                   0
     SHARES
                           -----------------------------------------------------
  BENEFICIALLY             6   SHARED VOTING POWER
    OWNED BY                   1,548,000 shares of Common Stock
      EACH
                           -----------------------------------------------------
    REPORTING              7   SOLE DISPOSITIVE POWER
     PERSON                    0
      WITH
                           -----------------------------------------------------

                           8   SHARED DISPOSITIVE POWER
                               1,548,000 shares of Common Stock

--------------------------------------------------------------------------------
9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      1,548,000 shares of Common Stock

--------------------------------------------------------------------------------

10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* / /

--------------------------------------------------------------------------------

11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

      12.2%

--------------------------------------------------------------------------------

12    TYPE OF REPORTING PERSON*

      PN

--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                              Page 4 of 13 Pages

                                  SCHEDULE 13G

CUSIP No.   254927 10 6
           -------------


1     NAME OF REPORTING PERSON
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

      Cantor Fitzgerald, L.P.

--------------------------------------------------------------------------------

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) / /
                                                                        (b) / /

--------------------------------------------------------------------------------

3     SEC USE ONLY

--------------------------------------------------------------------------------

4     CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware

--------------------------------------------------------------------------------

                           5   SOLE VOTING POWER
   NUMBER OF                   0
     SHARES
                           -----------------------------------------------------
  BENEFICIALLY             6   SHARED VOTING POWER
    OWNED BY                   1,548,000 shares of Common Stock
      EACH
                           -----------------------------------------------------
    REPORTING              7   SOLE DISPOSITIVE POWER
     PERSON                    0
      WITH
                           -----------------------------------------------------

                           8   SHARED DISPOSITIVE POWER
                               1,548,000 shares of Common Stock

--------------------------------------------------------------------------------

9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      1,548,000 shares of Common Stock

--------------------------------------------------------------------------------

10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* / /

--------------------------------------------------------------------------------

11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

      12.2%

--------------------------------------------------------------------------------

12    TYPE OF REPORTING PERSON*

      PN

--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                              Page 5 of 13 Pages

                                  SCHEDULE 13G

CUSIP No.   254927 10 6
           -------------

1     NAME OF REPORTING PERSON
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

      CF Group Management, Inc.

--------------------------------------------------------------------------------

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) / /
                                                                        (b) / /

--------------------------------------------------------------------------------

3     SEC USE ONLY

--------------------------------------------------------------------------------

4     CITIZENSHIP OR PLACE OF ORGANIZATION

      New York

--------------------------------------------------------------------------------

                           5   SOLE VOTING POWER
   NUMBER OF                   0
     SHARES
                           -----------------------------------------------------
  BENEFICIALLY             6   SHARED VOTING POWER
    OWNED BY                   1,548,000 shares of Common Stock
      EACH
                           -----------------------------------------------------
    REPORTING              7   SOLE DISPOSITIVE POWER
     PERSON                    0
      WITH
                           -----------------------------------------------------

                           8   SHARED DISPOSITIVE POWER
                               1,548,000 shares of Common Stock

--------------------------------------------------------------------------------

9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      1,548,000 shares of Common Stock

--------------------------------------------------------------------------------

10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* / /

--------------------------------------------------------------------------------

11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

      12.2%

--------------------------------------------------------------------------------

12    TYPE OF REPORTING PERSON*

      CO

--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                              Page 6 of 13 Pages

                                  SCHEDULE 13G

CUSIP No.   254927 10 6
           -------------

1     NAME OF REPORTING PERSON
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

      Howard W. Lutnick

--------------------------------------------------------------------------------

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) / /
                                                                        (b) / /

--------------------------------------------------------------------------------

3     SEC USE ONLY

--------------------------------------------------------------------------------

4     CITIZENSHIP OR PLACE OF ORGANIZATION

      USA

--------------------------------------------------------------------------------

                           5   SOLE VOTING POWER
   NUMBER OF                   0
     SHARES
                           -----------------------------------------------------
  BENEFICIALLY             6   SHARED VOTING POWER
    OWNED BY                   1,548,000 shares of Common Stock
      EACH
                           -----------------------------------------------------
    REPORTING              7   SOLE DISPOSITIVE POWER
     PERSON                    0
      WITH
                           -----------------------------------------------------

                           8   SHARED DISPOSITIVE POWER
                               1,548,000 shares of Common Stock

--------------------------------------------------------------------------------

9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      1,548,000 shares of Common Stock

--------------------------------------------------------------------------------

10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* / /

--------------------------------------------------------------------------------

11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

      12.2%

--------------------------------------------------------------------------------

12    TYPE OF REPORTING PERSON*

      IN

--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                              Page 7 of 13 Pages

                                  SCHEDULE 13G


Item 1(a).  Name of Issuer:
--------------------------

  Dispatch Management Services Corp.


Item 1(b).  Address of Issuer's Principal Executive Offices:
-----------------------------------------------------------

  1981 Marcus Avenue, Suite C131
  Lake Success, New York 11042


Item 2(a).  Name of Person Filing:
---------------------------------

     The information required by this Item is set forth in Appendix 1 attached hereto.

     This statement is being filed pursuant to a Joint Filing Agreement (attached as Exhibit 1 and incorporated herein by reference) by (i) Cantor Fitzgerald & Co. ("CF&Co "), (ii) Cantor Fitzgerald Securities ("CFS"), the managing partner of CF&Co, (iii) Cantor Fitzgerald, L.P. ("CFLP"), the managing partner of CFS, (iv) CF Group Management, Inc. ("CFGM"), the managing general partner of CFLP and (v) Howard W. Lutnick, the sole shareholder of CFGM (sometimes collectively referred to as the "Reporting Persons").


Item 2(b). Address of Principal Business Office or, if none, Residence:
-----------------------------------------------------------------------

     The information required by this Item is set forth in Appendix 1 attached hereto.


Item 2(c).  Citizenship:
-----------------------

     The information required by this Item is set forth in Appendix 1 attached hereto.


Item 2(d).  Title of Class of Securities:
----------------------------------------

      Common Stock, par value $.01 per share.


Item 2(e).  CUSIP Number:
------------------------

      254927 10 6


Item 3.
------

     If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

     (a) /X/   Broker or Dealer registered under Section 15 of the Exchange Act

     (b) / /   Bank as defined in Section 3(a)(6) of the Exchange Act

                                                              Page 8 of 13 Pages


     (c) / /   Insurance company as defined in Section 3(a)(19) of the Exchange
               Act

     (d) / / Investment company registered under Section 8 of the Investment Company Act

     (e) / /   An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E)

     (f) / / An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F)

     (g) / / A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G)

     (h) / / A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act

     (i) / / A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act

     (j) / /   Group, in accordance with Rule 13d-1(b)(1)(ii)(J)

  If this statement is filed pursuant to Rule 13d-1(c), check this box.  / /


Item 4.  Ownership:
------------------

  The following information is provided as of October 31, 2000:

  As a result of the relationships set forth in Item 2(a) of this Schedule 13G, each of CF&Co, CFS, CFLP, CFGM and Howard W. Lutnick may be deemed to have shared voting and shared dispositive power with respect to an aggregate of 1,548,000 shares of Common Stock of the Issuer owned of record by CF&Co. The following sets forth in tabular format the share ownership of the Reporting
  Persons:

          (a)  Amount Beneficially Owned:
               Each of CF&Co, CFS, CFLP, CFGM and Howard W. Lutnick is the beneficial owner of an aggregate of 1,548,000 shares of Common Stock, par value $0.01 per share, of the Issuer.

          (b)  Percent of Class:
               12.2% for each of CF&Co, CFS, CFLP, CFGM and Howard W. Lutnick

          (c)  Number of shares as to which such person has:
               (i)  sole power to vote or to direct the vote:
                    0 shares for each of CF&Co, CFS, CFLP, CFGM and Howard W. Lutnick

                                                              Page 9 of 13 Pages





               (ii) shared power to vote or to direct the vote:
                    1,548,000 shares for each of CF&Co, CFS, CFLP, CFGM and Howard W. Lutnick

              (iii) sole power to dispose or to direct the disposition of:
                    0 shares for each of CF&Co, CFS, CFLP, CFGM and Howard W. Lutnick

               (iv) shared power to dispose or to direct the disposition of:
                    1,548,000 shares for each of CF&Co, CFS, CFLP, CFGM and Howard W. Lutnick


Item 5.   Ownership of Five Percent or Less of a Class:
------------------------------------------------------

     Inapplicable.


Item 6.   Ownership of More than Five Percent on Behalf of Another Person:
-------------------------------------------------------------------------

     No other person has the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the securities beneficially owned by CF&Co, CFS, CFLP, CFGM and Howard W. Lutnick.


Item 7.   Identification and Classification of the Subsidiary
          Which Acquired the Security Being Reported on By the
          Parent Holding Company:
--------------------------------------------------------------

     Inapplicable.


Item 8.   Identification and Classification of Members of the Group:
-------------------------------------------------------------------

     Inapplicable.


Item 9.   Notice of Dissolution of Group:
----------------------------------------

     Inapplicable.


Item l0.  Certification:
-----------------------

  By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                                             Page 10 of 13 Pages


                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

      November 9, 2000

                               Cantor Fitzgerald & Co.

                               By:     Cantor Fitzgerald Securities, its
                                         managing partner
                               By:     Cantor Fitzgerald, L.P., its
                                         managing partner
                               By:     CF Group Management, Inc., its managing
                                         general partner


                               By: /s/ Howard W. Lutnick
                                  --------------------------
                                  Name: Howard W. Lutnick
                                  Title: President


                               Cantor Fitzgerald Securities

                               By:     Cantor Fitzgerald, L.P., its
                                         managing partner
                               By:     CF Group Management, Inc., its managing
                                         general partner

                               By: /s/ Howard W. Lutnick
                                  -------------------------------------------
                                  Name: Howard W. Lutnick
                                  Title: President

                               Cantor Fitzgerald, L.P.

                               By:     CF Group Management, Inc., its
                                         managing general partner


                               By: /s/ Howard W. Lutnick
                                  -------------------------------------------
                                  Name: Howard W. Lutnick
                                  Title: President

                               CF Group Management, Inc.

                               By: /s/ Howard W. Lutnick
                                  -------------------------------------------
                                  Name: Howard W. Lutnick
                                  Title: President

                               /s/ Howard W. Lutnick
                               -------------------------------
                               Howard W. Lutnick

                                                             Page 12 of 13 Pages


                                                                       Exhibit 1


                             JOINT FILING AGREEMENT

      Pursuant to and in accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, the undersigned hereby agree to jointly file the Schedule 13G dated November 9, 2000 and any amendments thereto with respect to the beneficial ownership by each of the undersigned of shares of Class A Common Stock of eSpeed, Inc. Such joint filings may be executed by one or more of us on behalf of each of the undersigned.

      This Agreement may be executed in any number of counterparts, each of which shall be deemed an original.

Executed this day of November 9, 2000.

                               Cantor Fitzgerald & Co.

                               By:     Cantor Fitzgerald Securities, its
                                         managing partner
                               By:     Cantor Fitzgerald, L.P., its
                                         managing partner
                               By:     CF Group Management, Inc., its managing
                                         general partner


                               By: /s/ Howard W. Lutnick
                                  --------------------------
                                  Name: Howard W. Lutnick
                                  Title: President


                               Cantor Fitzgerald Securities

                               By:     Cantor Fitzgerald, L.P., its
                                         managing partner
                               By:     CF Group Management, Inc., its managing
                                         general partner

                               By: /s/ Howard W. Lutnick
                                  -------------------------------------------
                                  Name: Howard W. Lutnick
                                  Title: President

                               Cantor Fitzgerald, L.P.

                               By:     CF Group Management, Inc., its
                                         managing general partner


                               By: /s/ Howard W. Lutnick
                                  -------------------------------------------
                                  Name: Howard W. Lutnick
                                  Title: President

                               CF Group Management, Inc.

                               By: /s/ Howard W. Lutnick
                                  -------------------------------------------
                                  Name: Howard W. Lutnick
                                  Title: President


                               /s/ Howard W. Lutnick
                               -------------------------------
                               Howard W. Lutnick

                                                             Page 13 of 13 Pages


                                                                      Appendix 1


ADDRESS, ORGANIZATION AND PRINCIPAL BUSINESS OF EACH REPORTING PERSON REQUIRED BY ITEM 2(a),(b), and (c)



NAME OF PERSON FILING               PRINCIPAL BUSINESS AND OFFICE       PLACE OF ORGANIZATION
                                    ADDRESS
Cantor Fitzgerald & Co.             One World Trade Center              New York general partnership
                                    104th Floor
                                    New York, NY  10048

Cantor Fitzgerald Securities        One World Trade Center              New York general partnership
                                    105th Floor
                                    New York, NY  10048

Cantor Fitzgerald, L.P.             One World Trade Center              Delaware limited partnership
                                    105th Floor
                                    New York, NY  10048

CF Group Management, Inc.           One World Trade Center              New York corporation
                                    105th Floor
                                    New York, NY  10048

Howard W. Lutnick                   c/o One World Trade Center          United States citizen
                                    105th Floor
                                    New York, NY  10048
